January 3, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	H. Christopher Owings Assistant Director
Re:
DG FastChannel, Inc.
Registration Statement on Form S-3 filed October 16, 2007
Amendment No. 1 to Registration Statement on Form S-3 filed on November 28, 2007
File No. 333-146728
Form 10-K filed April 2, 2007
Amendment No. 1 to Form 10-K filed April 27, 2007
Amendment No. 2 to Form 10-K filed November 28, 2007
Form 10-Q/A for the fiscal quarter ended June 30, 2007 filed November 14, 2007
Form 10-Q for the fiscal quarter ended September 30, 2007 filed November 14, 2007

File No. 0-27644

Ladies and Gentlemen:

On behalf of DG FastChannel, Inc,. ("DGFC" or the "Company"), we enclose for filing under the Securities Act of 1933, as amended, the Registration Statement on Form S-3 ("Registration Statement") amended to reflect responses to the Staff's comments contained in the Staff's letter dated December 27, 2007. In accordance with the Staff's request, we have numbered DGFC's responses to correspond with the numbers assigned to the comments contained in the Staff's letter. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Registration Statement, and page numbers referenced in our responses herein are keyed to the typeset version of the Registration Statement, enclosed herewith.

Amendment No. 1 to Registration Statement on Form S-3 filed November 28, 2007

  1.
  We reviewed your response to comments two and three in our letter dated November 15, 2007, the amendments of your current reports on Form 8-K filed November 28, 2007, the unaudited pro forma condensed consolidated statement of income on page 23 and the unaudited financial statements of Point.360 in Appendix A. Please address the following:

  •
  We note that the unaudited financial statements in Appendix A differ from the unaudited financial statements included in Form 8-K/A filed November 28, 2007, particularly in respect of disclosures required by Article 10 of Regulation S-X. Please revise as appropriate or remove Appendix A from the filing as your current report on Form 8-K/A filed November 28, 2007 is incorporated by reference.

    We have revised our filing to remove Appendix A.

  •
  It appears that the unaudited pro forma condensed statement of income on page 23 has been prepared using assumptions that are different from those used in preparing the unaudited pro forma condensed financial statements included in Form 8-K/A filed November 28, 2007. Please revise the footnotes to clearly explain the assumptions used to determine the pro forma adjustments. In that regard, you should: (i) disclose that the results of DG FastChannel include the results of Point.360 since the date of acquisition; (ii) disclose the period reflected in the results of Point.360; (iii) provide a table showing the calculation of the purchase price and its components including cash paid, acquisition expenses and issuance of securities, including the number of shares issued in the transaction and how you determined the fair value of the shares issued; (iv) disclose the allocation the purchase price to the assets and liabilities acquired and whether the allocation is subject to change; (v) disclose the nature and amounts of intangible assets acquired, how you determined their fair values and the useful lives assigned to the assets; (vi) describe how you calculated the pro forma adjustment to depreciation and amortization; and (vii) describe how you calculated the adjustment to interest expense, the rate used and the basis for that rate. Refer to Article 11 of Regulation S-X.

    We have revised our filing to provide the additional disclosures in (i) and (ii) above on page 23 of the filing, and have revised the notes on page 24 to include the information in (vi) and (vii). We have provided reference to our Form 10-Q for the disclosures required in (iii), (iv), and (v).

  •
  Please confirm to us that you will comply with the disclosure requirements of Article 11 of Regulation S-X in future filings to the extent applicable.

    To the extent applicable, we will comply with the disclosure requirements of Article 11 of Regulation S-X in future filings.

Documents Incorporated by Reference, page 25

  2.
  We note your response to prior comment four of our letter dated November 15, 2007, however, your reference to Amendment No. 2 to your Form 10-K indicates that it was filed on November 28, 2006, when it was filed on November 28, 2007. Please also add the Form 8-Ks that were filed on December 7 and 21.

    We have amended our filing to correct the filing date of our Form 10-K/A. In addition, we have updated the filing to include all recently filed 8-Ks. We note that our Form 8-K filed on December 7, 2007 has a filing date of December 10, 2007.

Undertakings, page II-2

  3.
  Please revise the undertakings you provided pursuant to Item 512(a)(5) of Regulation S-K to clarify whether you are relying on Rule 430B or Rule 430C as you should not need to rely upon both for purposes of this offering.

    The undertakings provided pursuant to Item 512(a)(5) of Regulation S-K have been revised to clarify that the Company is relying on Rule 430B.

Amendment No. 2 to Form 10-K Filed November 28, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

  4.
  We reviewed the revisions to your disclosure in response to comment nine from our letter dated November 15, 2007. We believe that your introduction and overview should be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

  •
  An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

  •
  A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

    In future filings we will give consideration to both of the factors mentioned above.

Item 9A, Controls and Procedures, page 43

  5.
  We reviewed the revisions to your disclosure in response to comment 17 from our letter dated November 15, 2007, however you have not responded to our comment. In the last sentence under "Remediation Efforts", we note you state that "there has been no change in our internal control over financial reporting during the quarter ended December 31, 2006..." In future filings, please remove the words "there has been no change" in your internal control over financial reporting. Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

    In future filings, we will comply with the input provided by this comment.

Item 11—Executive Compensation

Compensation Discussion and Analysis, page 7

  6.
  We reviewed your response to comment 40 in our letter dated November 15, 2007 and the revisions to your disclosure. Please tell us how you determine the amount, and where applicable, the formula for each element of pay, as it appears that your revisions exclusively address how you determined the amounts payable upon termination or resignation, with a view towards providing this disclosure in future filings. See Item 402(b)(1)(v) of Regulation S-K.

    The Company determines the total target compensation for its executive officers based, in part, upon publicly available compensation data within the executive compensation peer group selected by the Compensation Committee. The companies included within the Company's survey for 2006 are listed in Amendment No. 2 to the Company's Annual Report on Form 10-K/A. The companies that comprise this industry group change over time for various reasons, including the acquisition by the Company of certain of such companies, and other companies of similar size entering the segment of the technology, media and telecommunications industry in which the Company competes.

    Utilizing this industry data, together with information relating to the individual executive officer's credentials, performance and compensation history at the Company, and the compensation history of that executive officer and the other executive officers at the Company, the Compensation Committee establishes a target range of total compensation that it believes is appropriate for each executive officer. The Compensation Committee then seeks to establish each element of compensation in an amount that will optimally motivate the executive officer, but keeping within the target compensation range. The Compensation Committee does not utilize formulas in establishing the amounts for each element of pay, because the Committee believes that the appropriate mix among the various elements of compensation differs for the various executive officers based on various factors, including but not limited to their need for current income as opposed to long-term compensation. The Company believes that it is better able to achieve the appropriate mix among the various elements of compensation for each executive officer through negotiations directly with that officer, rather than by applying formulas. However, the Compensation Committee believes that all executive officers should have a significant amount of their total compensation package in the form of performance-based incentive compensation (annual cash bonus) and long-term equity incentive compensation. The amounts reflected in the Summary Compensation Table and their individual employment agreements reflect this process.

  7.
  We reviewed your response to comment 41 in our letter dated November 15, 2007 and the revisions to your disclosure. Please tell us how you arrived at the amounts awarded as Annual Bonuses to your named executive officers, with a view towards providing this disclosure in future filings. Specifically, you indicate that receipt of at least the target bonus is likely where the "Company achieves its financial objectives and the executive performs in a satisfactory manner in light of his or her individual goals." We note that you have disclosed the individual goals established for Mr. Ginsburg, however, you have not disclosed the individual goals for any of the other named executive officers nor have you disclosed the Company's financial objectives that must be achieved in order for the bonus to be awarded.

    The individual goals for Mr. Choucair, all of which were achieved during 2006, were substantially the same as those goals indicated for Mr. Ginsburg. The individual goals for Mr. Ginsburg and Mr. Choucair included both the completion of certain projects led by those officers (i.e., completion of the merger with FastChannel Network, Inc., raising additional capital through the issuance of common stock, and an enhanced senior credit facility), as well as achievement by the Company of certain financial objectives under the supervision of those officers. The Company's financial objectives under the supervision of Mr. Ginsburg and Mr. Choucair included achieving revenue and margin improvements throughout the Company, achieving significant cost reductions through streamlined organizational structures and undertaking significant operating cost synergies relating to the FastChannel merger. The Compensation Committee did not establish any formula with respect to any of the foregoing financial objectives because the Compensation Committee believed that it would be in better position to evaluate the satisfaction of these financial objectives throughout the year, in light of the performance of the Company relative to the industry and the economy in general.

    The following is a summary of the individual goals for Mr. Nguyen, all of which were achieved during 2006:

    •
    Achieving total revenue improvements;
    •
    Achieving significant cost reductions within his areas of supervision; and
    •
    Integrating the FastChannel customer base into the combined company

    The following is a summary of the individual goals for Ms. Maythenyi, all of which were achieved during 2006:

    •
    Achieving revenue improvements within the SourceEcreative division; and
    •
    Achieving cost reductions through streamlined organizational structures within the SourceEcreative division.

    The Company arrived at the amounts awarded as Annual Bonuses to the named executive officers in light of their respective individual goals, including, to the extent specified for the executive officer, the Company achieving the specified financial goals. As previously disclosed, if these goals are satisfied, receipt of at least the target bonus amount by each executive is likely. The Compensation Committee established the amount of the Annual Bonuses in their discretion in light of the foregoing.

Financial Statements, page F-1

Note 3—Investments and Acquisitions, page F-12

  8.
  We reviewed your response to comment 18 in our letter dated November 15, 2007 and the revisions to your disclosure. However, you still refer to a third-party valuation in your disclosure related to Media DVX on page F-14. In future filings, please delete the reference to the third-party valuation or provide the name of the third-party expert to whom you refer, and file the consent required by Item 601(b)(23) of Regulation S-K.

    In future filings, we will not make reference to the fact that we received a third-party valuation, or if we do, we will comply with the requirements of Item 601(b)(23) of Regulation S-K.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2007

Item 1, Financial Statements

  9.
  We considered your response to comment 45 in our letter dated November 15, 2007 and the revisions to your disclosure in Form 10-K/A filed November 28, 2007, and reissue our comment in part. All Item 4.02 events must be reported on Form 8-K. Refer to Question 1 of the Division of Corporation Finance Current Report on Form 8-K Frequently Asked Questions dated November 23, 2004. Please file a current report on Form 8-K under Item 4.02 to report the restatement of your financial statements.

    On December 28, 2007, the Company filed a current report on Form 8-K under Item 4.02 to report the previously disclosed restatement of its financial statements. This current report is incorporated by reference in Amendment No. 2 to our Registration Statement on Form S-3/A.

Form 10-Q for Fiscal Quarter Ended September 30, 2007

Item 1. Financial Statements

Note 2. Acquisitions, page 9

  10.
  We reviewed your response to comment 47 in our letter dated November 15, 2007. We believe that the guidance in paragraph 37(e) of SFAS 141 requires an intangible asset to be measured at fair value, which represents the amount at which it could be bought or sold in a current transaction between willing parties. Also, when a present value technique is used to estimate fair value of an acquired intangible asset, the estimate should incorporate assumptions that market-place participants would use in making estimates of fair value. Although paragraph 32 of CON 7 describes several reasons why an entity might expect to realize cash flows that differ from those expected by others in the marketplace, none of those reasons address the potential abandonment of acquired intangible assets. Further, paragraph 36 of CON 7 clarifies that the use of fair value in measurements at initial recognition results in accounting recognition of the economic impact of advantages or disadvantages relative to others in the marketplace as they are realized rather than at initial recognition. We acknowledge that the measurement guidance in paragraph 88 of APB 16 provided for measurement of intangible assets at fair value which is consistent with the guidance in SFAS 141 and CON 7. Therefore, we do not believe that the accounting guidance supports your measurement of the acquired technology assets. Please refer us to the specific authoritative literature that supports your position. Also, tell us the estimated fair value of the acquired technology-based assets at the acquisition date had you estimated the fair value of the assets using the measurement principals described in SFAS 141.

    The Company acquired two types of technology-based intangibles from Fastchannel Network:

    First, FastChannel Network operated a media verification network with approximately 50 locations capable of detecting certain content aired over the public broadcast systems. At the time of the merger, this verification network was operating in a trial mode and consisted of hardware and custom developed software. The verification service had not yet gained acceptance by customers and was generating very little revenue. The Company sold the verification network to a third-party for $450,000 shortly after the acquisition. Therefore, at the acquisition date, we recorded all verification assets, both fixed assets and technological intangibles, at their fair value of $450,000, which was determined based on the proceeds received upon their ultimate sale.

    Second, FastChannel Network operated an internet-based digital delivery system. The FastChannel Network system was approaching its end-of-life, as most of the servers within the network were four to six years old and were no longer being manufactured or maintained. The software used in the network was primarily third-party (i.e. Microsoft) which was not transferable to another entity, based on the Microsoft license agreement. FastChannel Network had developed some custom software used for system administration that was not patented or legally protected.

    In our earlier response to the Staff dated November 27, 2007, we indicated that we intended to, and ultimately did abandon Fastchannel's digital delivery system, primarily due to the costs involved in upgrading it to new technology and reconfiguring each site to allow for satellite delivery, rather than depending solely on internet delivery.

    The Company placed no value on the FastChannel Network technology-based intangible asset related to the digital delivery system because the Microsoft-related technology acquired was not separable as described in paragraph 39 of SFAS 141. Based on paragraphs A25, A26, and A27 of SFAS 141, the minimal amount of custom-developed software, while separable, was not patented or legally protected under any copyrights, and due to its age and specific use, was not considered to have any practical use to another potential market participant. The FastChannel Network technology-based intangible assets did not meet the contractual-legal criterion for recognition apart from goodwill as described in paragraph A25 of SFAS 141.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

Very truly yours,

/s/ David R. Earhart

David R. Earhart

CC: Omar Choucair